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                            June 7, 2023

       Thomas Pike
       Chief Executive Officer
       Fortrea Holdings Inc.
       8 Moore Drive
       Durham, North Carolina 27709

                                                        Re: Fortrea Holdings
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed June 2, 2023
                                                            File No. 001-41704

       Dear Thomas Pike:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No.1 to Form 10-12B, filed June 2, 2023

       Capitalization, page 63

   1. We note your response to prior comment 1 and your revised disclosure stating that the terms and conditions of
your expected new senior secured term loan facilities, senior secured revolving
credit facility, the indenture governing your senior secured notes and the agreement governing
the ARPP have not been finalized. Please revise footnote 2 on page 63 to note that
the terms and conditions governing your expected indebtedness have not yet been finalized.
       Unaudited Pro Forma Combined Financial Information
       Management Adjustments, page 73

   2. We note you removed the bonus adjustments from de-synergies. Please describe the reasons for the
removal. As a related matter, we note you disclosed executive equity incentives in the form
of Labcorp RSU on page 135. Please revise to clarify whether
 Thomas Pike
Fortrea Holdings Inc.
June 7, 2023
Page 2
      Fortrea will bear the compensation costs related to those grants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas Pike
                                                            Division of
Corporation Finance
Comapany NameFortrea Holdings Inc.
                                                            Office of Life
Sciences
June 7, 2023 Page 2
cc:       Thomas Short, Esq.
FirstName LastName